Exhibit 99.1

Jowell Global Ltd. Announces First Half 2023

Unaudited Financial Results

-- First Half Revenue of $84.4 million, down 15.9% year-over-year --

-- First Half GMV of $115.5 million, down 20.6% year-over-year --

Shanghai, China, November 24, 2023 (PRNewswire) -- Jowell Global Ltd. (“Jowell” or the “Company”) (NASDAQ: JWEL), one of the leading cosmetics, health and nutritional supplements, and household products e-commerce platforms in China, today announced its unaudited financial results for the six months ended June 30, 2023.

First Half 2023 Financial and Operational Highlights

●	Total revenues were $84.4 million, a decrease of 15.9% from $100.4 million in the same period of 2022.

●	Net loss was $7.1 million, a decrease of 11.4% compared to a net loss of $8.0 million in the same period of 2022.

●	Total GMV (Gross Merchandise Value) transacted in our online shopping mall was $115.5 million, a decrease of 20.6% from $145.5 million in the same period of 2022.

●	Total VIP members[1] as of June 30, 2023 were approximately 2.5 million, an increase of 3.7% compared to approximately 2.4 million as of June 30, 2022.

●	Total LHH stores[2] as of June 30, 2023 were 26,528, an increase of 1.2% compared to 26,224 as of June 30, 2022.

[1]	“Total VIP members refers to the total number of members registered on Jowell’s platform as of June 30, 2023.

[2]	LHH stores: the brand name of “Love Home Store”. Authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products they purchased through Jowell’s online platform LHH Mall under their retailer accounts which provides them with major discounts.

Mr. Haiting Li, Chief Executive Officer and Chairman of the Company, commented:

“Although we experienced a challenging first half of 2023, we believe that we continue to be well positioned to weather what has been a challenging and changing consumer demands. Our business operates in four distinct distribution channels that covers the wide range of consumer engagements and we are confident that this diversification will enable us to meet the current consumer needs for household products as well as what we believe will be pent-up consumer demand when a more vibrant economic cycle emerges. We are particularly buoyed by our select partnerships with third-party merchants and our online presence which helped to mitigate what could have been a further decline resulting from the economic consequences of the pandemic.”

“We plan upon enacting a strategic plan across all of our distribution platforms that we believe will have the synergistic effect of boosting revenue for all of our product lines. As an example, in this changing economic environment, our household goods segment showed strong growth and became our biggest product revenue producer and was up 56% for the first six months of the year as compared to the year-ago period. We are intent upon deploying creative and highly engaging promotional and marketing strategies to the products with good value and build confidence of our customers that they can always find what they need on our platform in different economic environments and to sustain their brand loyalty over the long term.” Mr. Li continued.

“We believe that our consumer brands are among the best available and are bullish on the resurgence of consumer retail spending in China. We remain confident about our execution capabilities across all of our platforms as well as our ability to create long-term value for our shareholders.” Mr. Li concluded.

First Half 2023 Financial Results

Total Revenues

Total revenues for the first half 2023 were $84.4 million, representing a decrease of 15.9% from $100.4 million in the same period of 2022, primarily due to a decrease in the weighted average unit price of our products sold and a decrease in our sales volume. Our weighted average unit price was $4.95 per unit for the first half of 2023, which represented a decrease of 12.5% as compared to $5.66 per unit for the same period of 2022. Health and nutritional supplements products led the decline in weighted average unit pricing, with a period-over-period decrease of 68.8% due to product mix change. The decrease in the volume of products sold was mainly due to the overall market downturn which resulted in a decline in consumer spending as compared to the same period of 2022. The volume of Health and nutritional supplements declined the most, with a period-over-period decrease of 15.4%.

Our household products revenue for the first half 2023 increased by about $17.4 million or 56.1% as compared to the same period of 2022. The increase in home products revenue was mainly due to the increase in sales of premium brand home appliances and kitchenware products. We have stepped up our promotions on these items during holidays in the first half of 2023 in an attempt to offer more promotional discounts in response to the overall market downturn.

	First Half Ended June 30%
	2023	2022	change
Revenues (in thousands, except for percentages)	US$	US$	YoY*
Product sales
• Cosmetic products	29,495.5	46,135.7	-36.1%
• Health and nutritional supplements	6,094.2	23,048.1	-73.6%
• Household products	48,473.1	31,053.2	56.1%
• Others	343.4	170.0	102.0%
Total	84,406.2	100,407.0	-15.9%

*	YOY—year over year

Total cost and operating expenses were $91.0 million in the first half of 2023, a decrease of 16.5% from $108.9 million in the same period of 2022.

●

Costs of revenues were $83.8 million  in the first half of 2023, a decrease of 13.2% from $96.5 million in the same period of 2022, which including a decrease of $16.3 million in cosmetic products and $16.1 million in health and nutritional supplements and partially offset by an increase of $19.7 million in household products. The decrease is attributable to a decrease in the weighted average unit cost and a decrease in sales volume of cosmetic products and health and nutritional supplements. The weighted average unit cost of cosmetic products decreased from $4.45 in the first half of 2022 to $2.94 in the first half of 2023, and weighted average unit cost of health and nutritional supplements decreased from $14.05 in the first half of 2022 to $4.42 in the first half of 2023, a decrease of 68.5%, both decreases mainly due to reduced customers discretionary spendings on premium brands and their preference to low cost and low price as well as necessary household products as compared to the same period of 2022. The health and nutritional supplements sales volume declined the most, with a decrease of 15.4%.

Cost of revenues of household products for the first half 2023 increased about 67.0% as compared to the same period of 2022. The increase was primarily due to a 71.0% increase in weighted average unit cost. The increase in weighted average unit costs for our household products is mainly because we offered and sold more higher unit price products in the first half 2023 than the same period of 2022.

●	Fulfillment expenses primarily consist of costs related to order fulfillment, including expenses paid for order preparing, packaging, outbound freight, and physical storage. Fulfillment expenses were $1.9 million in the first half of 2023, an increase of 10.9% from the $1.8 million in the same period of 2022. Fulfillment expenses as a percentage of total revenues were 2.3% in the first half of 2023, up from 1.7% in the first half of 2022. The increase was mainly due to an increase in warehouse rent by 78.6% or $0.3 million as the Company expanded its temporary storage space for new variety of household products at the beginning of 2023 to meet the demands of our customers.

●	Marketing expenses primarily consist of targeted online advertising, and payroll and related expenses for personnel engaged in marketing and selling activities. Marketing expenses were $3.3 million in the first half of 2023, a decrease of 46.7% from the $6.2 million in the same period of 2022. The decrease was primarily due to a decrease in our marketing and promotion activities. Marketing expense as percentage of total revenues was 3.9% in the first half of 2023, down from 6.2% in the same period of 2022.

●	General and administrative expenses mainly consist of payroll, depreciation, office supplies and upkeep. General expenses and administration expenses were $2.0 million in the first half of 2023, a decrease of 55.6% from $4.5 million in the same period of 2022. The decrease was primarily due to a $0.9 million decrease in bad debt expense and $1.0 million decreased in share-based compensation of services provided. General and administration expenses as percentage of total revenues was 2.3% in the first half of 2023, down from 4.4% in the same period of 2022.

Operating Loss

Operating loss was $6.6 million, compared with an operating loss of $8.5 million in the same period of 2022, which was mainly due the overall market downturn, which resulted in a decline in consumer spending, as mentioned above.

Net Loss

Net loss was $7.1 million, a decrease of 11.4% compared with net loss of $8.0 million in the same period of 2022, which was mainly due the overall market downturn, which resulted in a decline in consumer spending, as mentioned above.

Loss per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Each of the Company’s Preferred Share has voting rights equal to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share at any time. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares rank pari passu with one another and have the same rights, preferences, privileges and restrictions. For the first half ended June 30, 2023 and 2022, respectively, the Company had no potential ordinary shares outstanding that could potentially dilute EPS in the future.

Cash and Cash Equivalents

For the first half of 2023, the Company reported a net loss of $7.1 million, a negative operating cash flow of $9.9 million and an accumulated deficit of approximately $21.7 million. The Company’s principal sources of liquidity are proceeds from its public offering, a private placement and a registered direct offering. As of June 30, 2023, the Company had cash and restricted cash of approximately $2.0 million, held by the variable interest entity (VIE) Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) with banks and financial institutions inside China as the Company conducts its operations primarily through the consolidated VIE in China; the Company’s working capital as of June 30, 2023 was $21.1 million. Due to the uncertainty of the current market environment, management believes it is necessary to enhance the collection of its outstanding accounts receivable and other receivables, and to be cautious in terms of its operational decisions and project selections. As of October 31, 2023, approximately $2.9 million, or 66%, of its accounts receivable balance as of June 30, 2023 were collected, approximately $3.0 million or 100% of its due from affiliate balance as of June 30, 2023 were collected, and approximately $2.1 million or 52% of its advances to supplier balance as of June 30, 2023 were utilized. In addition, the Company’s Form F-3 registration was declared effective on August 31, 2022, and the Company may also seek equity financing from outside investors if necessary.

Based on the latest business plan of the Company, Shanghai Juhao has reduced its promotion efforts and marketing expenditures since the second half of 2022, which reduced the cash used in operating activities. Management believes that the above-mentioned factors, including cash on hand of approximately $2.0 million, will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least the next twelve months.

About Jowell Global Ltd

Jowell Global Ltd.(the “Company”) is one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms in China. We offer our own brand products to customers and also sell and distribute health and nutritional supplements, cosmetic products and certain household products from other companies on our platform. In addition, we allow third parties to open their own stores on our platform for a service fee based upon sale revenues generated from their online stores and we provide them with our unique and valuable information about market needs, enabling them to better manage their sales effort, as well as an effective platform to promote their brands. The Company also sells its products through authorized retail stores all across China, which operate under the brand names of “Love Home Store” or “LHH Store” and “Best Choice Store”. For more information, please visit http://ir.1juhao.com/.

Exchange Rate

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.

This press release contains translations of certain RMB amounts into U.S. dollars (“USD” or “$”) at specified rates solely for the convenience of the reader. The exchange rates in effect as of June 30, 2023 and December 31, 2022 were RMB1 for $0.1378 and $0.1450, respectively. The average exchange rates for the six months ended June 30, 2023 and 2022 were RMB1 for $0.1444 and $0.1543, respectively.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Jowell Global Ltd.

Ms. Jessie Zhao

Email: IR@1juhao.com

Jowell Global Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
Current Assets:
Cash	$1,983,830	$13,718,102
Restricted cash	-	3,000,000
Accounts receivable, net	4,308,925	6,208,606
Accounts receivable - related parties	31,098	285,530
Advance to suppliers	3,782,626	21,742,495
Advance to suppliers - related parties	172,528	-
Inventories	17,179,507	13,278,205
Due from affiliate	3,032,141	-
Prepaid expenses and other current assets	1,854,645	1,668,775
Total current assets	32,345,300	59,901,713

Long-term investment	3,774,477	4,454,993
Property and equipment, net	808,801	1,019,720
Intangible assets, net	718,830	855,112
Right of use lease assets, net	2,601,351	3,389,536
Other non-current asset	874,429	919,720
Deferred tax assets	629,108	661,692
Total Assets	$41,752,296	$71,202,486

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	$620,211	$2,464,375
Accounts payable	5,793,828	6,331,437
Accounts payable - related parties	277,486	1,806,352
Deferred revenue	2,372,970	18,395,244
Deferred revenue - related parties	81,688	74,088
Current portion of operating lease liabilities	1,012,176	1,179,237
Accrued expenses and other liabilities	640,477	1,105,241
Due to related parties	377,856	178,816
Taxes payable	109,817	102,359
Total current liabilities	11,286,509	31,637,149

Non-current portion of operating lease liabilities	1,484,085	2,099,430
Total liabilities	12,770,594	33,736,579

Commitments and contingencies

Equity
Common stock, $0.0016 par value, 450,000,000 shares authorized, 2,135,879 and 2,132,785 issued and outstanding at June 30, 2023 and December 31, 2022, respectively *	3,418	3,413
Preferred stock, $0.0016 par value, 50,000,000 shares authorized, 46,875 issued and outstanding at June 30, 2023 and December 31, 2022, respectively *	75	75
Additional paid-in capital	52,687,237	52,557,552
Statutory reserves	394,541	394,541
Accumulated deficit	(21,662,306)	(14,572,425)
Accumulated other comprehensive loss	(2,485,202)	(950,720)
Total Jowell Global Ltd. Stockholders’ Equity	28,937,763	37,432,436
Noncontrolling interest	43,939	33,471
Total Equity	28,981,702	37,465,907

Total Liabilities and Equity	$41,752,296	$71,202,486

* On October 25, 2023, the Company consolidated its ordinary shares at the ratio of one-for-sixteen (“Share Consolidation”). Immediately following the Share Consolidation, the Company increased the authorized share capital to $800,000 divided into shares of which (i) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (ii) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share. All shares and per share data for all the periods presented have been retroactively restated.

Jowell Global Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For the Six Months Ended June 30,
	2023	2022
Net Revenues	$84,406,244	$100,407,042

Cost and Operating Expenses:
Cost of revenues	(83,763,353)	(96,499,119)
Fulfillment expenses	(1,942,595)	(1,751,330)
Marketing expenses	(3,306,812)	(6,209,824)
General and administrative expenses	(1,981,967)	(4,463,950)
Total cost and operating expenses	(90,994,727)	(108,924,223)

Loss From Operations	(6,588,483)	(8,517,181)

Other Income (Expenses), net
Interest expense	(39,388)	(60,013)
Investment income (loss)	(483,214)	172,416
Other income (expense), net	(2,118)	58,780
Other Income (expenses), net	(524,720)	171,183

Loss Before Income Taxes	(7,113,203)	(8,345,998)

Provision (Benefit) for Income Taxes	2,761	(311,028)
Net Loss	(7,115,964)	(8,034,970)

Less: net loss attributable to noncontrolling interest	(26,083)	-

Net Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(7,089,881)	$(8,034,970)

Loss Per share – Basic and Diluted	$(3.33)	$(4.87)

Weighted Average Shares Outstanding – Basic and diluted*	2,135,574	1,650,279

Net Loss	$(7,115,964)	$(8,034,970)

Other Comprehensive Loss, net of tax
Foreign currency translation loss	(1,534,036)	(1,597,147)
Total Comprehensive Loss	(8,650,000)	(9,632,117)

Less: comprehensive income attributable to non-controlling interest	(25,637)	-

Comprehensive Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(8,624,363)	$(9,632,117)

* On October 25, 2023, the Company consolidated its ordinary shares at the ratio of one-for-sixteen (“Share Consolidation”). Immediately following the Share Consolidation, the Company increased the authorized share capital to $800,000 divided into shares of which (i) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (ii) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share. All shares and per share data for all the periods presented have been retroactively restated.

Jowell Global Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Unaudited)

	Common Stock*		Preferred Stock*		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Jowell Global Ltd. Stockholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Capital	Reserves	deficit)	Income (loss)	Equity	interest	Equity
Balance at January 1, 2022	1,604,873	2,568	46,875	$75	40,827,231	$394,541	(3,036,045)	1,495,081	39,683,451		39,683,451

Private placements issuance	326,875	523	-	-	6,275,477	-	-	-	6,276,000	-	6,276,000
Share-based compensation	34,390	55	-	-	1,157,925	-	-	-	1,157,980	-	1,157,980
Net loss for the period	-	-	-	-	-	-	(8,034,970)	-	(8,034,970)	-	(8,034,970)
Foreign currency translation loss	-	-	-	-	-	-	-	(1,597,147)	(1,597,147)	-	(1,597,147)

Balance at June 30, 2022	1,966,138	3,146	46,875	$75	48,260,633	$394,541	(11,071,015)	(102,066)	37,485,314	-	37,485,314

Balance at January 1, 2023	2,132,785	3,413	46,875	$75	52,557,552	$394,541	(14,572,425)	(950,720)	37,432,436	33,471	37,465,907

Share-based compensation	3,094	5	-	-	129,685	-	-	-	129,690	-	129,690
Capital contributed by minority shareholder	-	-	-	-	-	-	-	-	-	36,105	36,105
Net loss for the period	-	-	-	-	-	-	(7,089,881)	-	(7,089,881)	(26,083)	(7,115,964)
Foreign currency translation loss	-	-	-	-	-	-	-	(1,534,482)	(1,534,482)	446	(1,534,036)

Balance at June 30, 2023	2,135,879	3,418	46,875	$75	52,687,237	$394,541	(21,662,306)	(2,485,202)	28,937,763	43,939	28,981,702

* On October 25, 2023, the Company consolidated its ordinary shares at the ratio of one-for-sixteen (“Share Consolidation”). Immediately following the Share Consolidation, the Company increased the authorized share capital to $800,000 divided into shares of which (i) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (ii) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share. All shares and per share data for all the periods presented have been retroactively restated.

Jowell Global Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(7,115,964)	$(8,034,970)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	202,822	195,420
Loss (income) from long-term investment	483,214	(172,416)
Credit loss for doubtful accounts	-	906,484
Amortization of operating lease right-of-use assets	552,702	663,044
Inventory reserve	-	337,630
Deferred income taxes	-	(311,028)
Share-based compensation	129,690	1,157,980
Changes in operating assets and liabilities:
Accounts receivables	1,670,275	(442,472)
Accounts receivable - related Parties	251,882	193,809
Inventories	(4,785,784)	(1,731,202)
Advance to suppliers	17,698,012	(1,155,484)
Advance to suppliers - related parties	(180,791)	(10,228,261)
Prepaid expenses and other current assets	(280,888)	36,012
Accounts payables	(236,633)	2,633,562
Accounts payables - related parties	(1,508,872)	(2,186,368)
Deferred revenue	(15,828,565)	2,107,320
Operating lease liabilities	(552,367)	(678,538)
Taxes payable	13,098	330,050
Accrued expenses and other liabilities	(429,988)	192,449
Net cash used in operating activities	(9,918,157)	(16,186,979)

Cash flows from investing activities:
Due from affiliate	(3,177,354)	-
Purchase of intangible assets	(4,950)	-
Disposal of equipment	81,469	-
Purchase of equipment	(12,260)	(686,560)
Net cash used in investing activities	(3,113,095)	(686,560)

Cash flows from financing activities:
Private placements issuance	-	6,276,000
Proceeds from short-term loans	649,913	-
Repayment of short-term loans	(2,455,228)	-
Proceeds from related party loans	205,846	48,372
Net cash provided by (used in) financing activities	(1,599,469)	6,324,372

Effect of exchange rate changes on cash and restricted cash	(103,551)	(405,752)

Net decrease in cash and restricted cash	(14,734,272)	(10,954,919)

Cash and restricted cash, beginning of period	16,718,102	21,249,727

Cash and restricted cash, end of period	$1,983,830	$10,294,808
Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	1,983,830	7,294,808
Restricted cash	-	3,000,000

Total cash and restricted cash	$1,983,830	$10,294,808

Supplemental disclosure information:
Cash paid for income tax	$2,761	$-
Cash paid for interest	$39,388	$60,013

Supplemental non-cash activities:
Cash paid in prior year for purchase of intangible assets	$-	$794,010
Right of use assets obtained in exchange for operating lease obligations	$(98,320)	$35,341